SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of the Extraordinary General Meeting of Shareholders

On January 6, 2022, the Board of Directors of Woori Financial Group Inc. passed the following resolution to hold an extraordinary general meeting of shareholders (the “EGM”) on January 27, 2022.

Key Details Relating to the Extraordinary General Meeting of Shareholders

•	Meeting Date and Time: January 27, 2022; 10:00 a.m. (local time)

•	Venue: Synergy Hall, 5th floor, Woori Bank Head Office Building, 51, Sogong-ro, Jung-gu, Seoul, Korea

   (subject to change in the case of extraordinary circumstances)

•	Agenda:

1. Appointment of directors (2 outside directors)

- 1-1 Candidate for outside director : In-Sub Yoon

- 1-2 Candidate for outside director : Yo-Hwan Shin

Agenda details

•	Appointment of outside directors

Name	Date of Birth	Term	Appointment	Career Background	Other Positions Held (Institution Name and Title) Note 1)
In-Sub Yoon	January 1956	From the time of appointment at the EGM in 2022 to the end of the AGM for FY2023	New Appointment	2018 - 2021 - Chairman of the Board of Directors and Chairman, Fubon Hyundai Life Insurance 2010 - 2017 - CEO, Korea Ratings	—

Yo-Hwan Shin	December 1962	From the time of appointment at the EGM in 2022 to the end of the AGM for FY2023	New Appointment	2020 - current - Advisor, Shinyoung Securities Co., Ltd. 2017 - 2020 - CEO, Shinyoung Securities Co., Ltd. 2015 - 2017 - General Executive Director, Shinyoung Securities Co., Ltd. 2011 - 2015 - Executive Director, Retail Business Headquarter, Shinyoung Securities Co., Ltd.	—

Note 1) Applicable when serving as a Director, Executive officer, or Auditor of other company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: January 6, 2022	By:	/s/ Sung-Wook Lee
(Signature)

Name: Sung-Wook Lee
Title: Senior Managing Director